Exhibit 18.1

[BDO Seidman, LLP Letterhead]

March 31, 2010

Board of Directors
Berliner Communications, Inc.
1777 Sentry Parkway West
Blue Bell, Pennsylvania

As stated in Note 2 to the financial statements of Berliner Communications, Inc. for the year ended December 31, 2009, the Company changed its method of accounting for goodwill as it has changed the date at which it performs the annual goodwill and indefinite lived intangible impairment test from January 1 to December 31.  The Company states that the newly adopted accounting principle is preferable in the circumstances because this change ensures the completion of the annual goodwill impairment test prior to the end of the annual reporting period which was changed to December 31 from June 30, thereby aligning impairment testing procedures with year-end financial reporting. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP